Exhibit 99.2

July 15, 2010

Magal Security Systems Ltd. (“Magal”)
17 Altalef Street
Industrial Zone
Yehud 56100, Israel

Re: Proposed Financing

Dear Sirs and Madams:

We are writing to you with an initial non binding proposal for a financing to be provided to Magal by the Plenus Mezzanine Fund (together with the other Plenus funds, “Plenus”).

    Plenus is a group of funds. Founded in 2000 with Israel’s first venture lending fund, Plenus has since grown to be Israel’s leading lending funds providing secured equity-based venture loans to revenue stage technology companies and mezzanine financing to mid-market companies. With over $320mm under management, Plenus boasts a diversified portfolio of Israel’s most promising high tech companies alongside investments in legacy industries. Plenus’s experienced investment team is comprised of professionals with expertise in banking, high tech and capital markets, focusing on designing customized lending solutions that enhance growth and limit equity dilution. Plenus’s strong track record and commitment to partnership have drawn companies to return for 2nd and 3rd time deals.

    We understand, based on Magal’s public disclosure, that Magal intends to pursue a rights offering or other types of equity financing and that, in anticipation of such financing, Magal is seeking bridge financing to address its current cash needs. Plenus specializes in these types of financing transactions and are able to put together on a relatively expedited basis a funding package that would be appropriate for Magal and would serve the best interests of its shareholders. Plenus is contemplating funding Magal in the form of a bridge loan on a short term basis (the main terms of which are listed below), with the intent of subsequently converting such bridge loan into a mid or long term loan in the context of an equity or mezzanine financing in Magal.

    The funding we are contemplating would be based on the following main principles. Obviously, this proposal is preliminary and is subject to our due diligence review of Magal and its management being satisfactory to us and to our entering into definitive agreements in form acceptable to us and to Magal, which may include additional terms and conditions (“Definitive Agreements”), as well as approval by our investment committee.

1.
Bridge Loan - At and subject to the closing of the contemplated loan transaction (the “Closing”), Plenus would provide Magal with a loan in the aggregate amount of $6,000,000 (the “Principal Amount”). The Principal Amount will bear interest at the rate of LIBOR plus 4%, per annum, accruing on a quarterly basis (the “Interest”). Interest shall be calculated based on a 360 day year.

2.
Repayment - The Principal Amount and all Interest accrued thereon, including applicable VAT, will be due in its entirety on the date which six (6) months following the Closing (the “Maturity Date”). Magal may prepay all or any portion of the outstanding amounts without penalty or liability, provided that (i) each payment is in an amount not less than US$200,000 or all outstanding amount due on account of such loan, whichever is lower, and (iii) a 7 day prior written notice is delivered.

3.
Definitive Agreements - The Definitive Agreements will include additional terms and conditions, such as representations and warranties, covenants, information rights, closing conditions, appropriate collateral arrangements to be provided by Magal to ensure the repayment of the loan, appropriate provisions regarding existing bank debt, and other customary terms that are derived from the specific nature of the loan transaction contemplated hereby.

4.
Generally Non-Binding - This non-binding proposal is only a statement of present intention with respect to the proposed loan transaction and is not intended to constitute a binding offer or commitment and shall not create or imply to create any obligation or liability of any kind or nature. Plenus shall have no liability or obligation whatsoever in connection with this non-binding proposal or the termination or modification thereof unless and until binding Definitive Agreements are executed by both parties.

    We look forward to the opportunity of working together on this transaction. This proposal shall automatically expire on September 15, 2010 unless an agreement between the parties is executed before such date,

Sincerely,

PLENUS MEZZANINE 2006 LTD.

By:
Name: Ruthi Simha
Title: General Partner

PLENUS MANAGEMENT 2004 LTD.

By:
Name: Ruthi Simha
Title: General Partner

PLENUS MANAGEMENT 2007 III LTD.

By:
Name: Ruthi Simha
Title: General Partner